Exhibit 1.01

Stellantis N.V.
Conflict Minerals Report
For the Year Ended December 31, 2025

This Conflict Minerals Report for the year ended December 31, 2025 (this “Report”) is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission registrants whose manufactured products contain “conflict minerals” which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).

Unless otherwise specified, the terms “we,” “us,” “our,” “Stellantis,” and the “Company” refer to Stellantis N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, together with its consolidated subsidiaries or any one or more of them, as the context may require. This terminology does not affect the separate corporate status of the referenced legal entities, each of which is only responsible for its own obligations.

Overview

Stellantis is a global automaker engaged in designing, engineering, manufacturing, distributing and selling vehicles and components worldwide. Stellantis designs, engineers, manufactures, distributes and sells vehicles across five portfolios: (i) luxury vehicles under the Maserati brand; (ii) premium vehicles covered by Alfa Romeo, DS and Lancia brands; (iii) global sport utility vehicles under the Jeep brand; (iv) American brands covering Dodge, Ram and Chrysler vehicles and (v) European brands covering Abarth, Citroën, Fiat, Opel, Peugeot and Vauxhall vehicles. Stellantis centralizes design, engineering, development and manufacturing operations, while maintaining strong regional empowerment and decision-making to stay closely aligned with local customer needs. Stellantis also provides retail and dealer financing, leasing and rental services available through its subsidiaries, joint ventures and commercial arrangements with third party financial institutions. Additionally, Stellantis supports its vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide.

For the reporting period from January 1 to December 31, 2025, due diligence on the source and chain of custody of the 3TG necessary to the production of the products that Stellantis manufactured or contracted to manufacture was conducted. After a reasonable country of origin inquiry, it was reasonably concluded that 3TG in Stellantis products may have originated in the Democratic Republic of the Congo (the “DRC”), and adjoining countries (with the DRC, the “Covered Countries”) and are not solely from recycled or scrap sources.

Supply Chain Description

We have a global supply chain wherein many of our direct suppliers’ manufacturing operations are located outside of the U.S. and include entities not directly subject to the Rule. Additionally, Stellantis did not directly source 3TG from a smelter or refiner in 2025. Accordingly, we rely on our direct suppliers to provide information as to the origin of the 3TG contained in the parts and components supplied to us and we are subject to the accuracy of those responses.

Reasonable Country of Origin Inquiry (“RCOI”)

Our RCOI employed a combination of measures to determine whether the 3TG in our products originated from the Covered Countries or came from recycled or scrap sources. A risk assessment was performed to develop the 2025 in-scope supplier list starting with the analysis of the components supplied to our plants based on information reported in the International Material Data System (“IMDS”), a global material data repository used by the automotive industry to maintain data for reporting requirements. The final in-scope supplier list is determined by identifying the components supplied to Stellantis and reported in IMDS as containing one or more 3TG. Our primary means of determining country of origin of 3TG in Stellantis products was by conducting a survey of our in-scope direct production, service, and after-market part suppliers using the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”) and a third party service provider to assist in the due diligence, including managing, uploading and validating the data submitted by suppliers, as well as carrying out follow up diligence actions with suppliers when required.

Due Diligence Design

As outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition guidelines (“OECD Guidance”), the internationally recognized standard on which our system is based, Stellantis supports an industry-wide approach to addressing conflict minerals throughout the supply chain. As part of this approach, data obtained through our membership in the RMI (member ID: STAS) was utilized for certain statements in this report.

The Stellantis due diligence measures are designed to:
1.establish strong company management systems;
2.identify and assess conflict mineral risks in our supply chain;
3.design and implement strategies to respond to identified conflict mineral risks;
4.contribute to independent third-party audits of the due diligence practices of 3TG smelters and refiners through participation in industry organizations; and
5.report annually on supply chain due diligence.

Due Diligence Measures Performed

1. Establish Strong Company Management Systems

1.1 Policies

The Stellantis governance model reflects our commitment to a culture of integrity, responsibility and ethical behavior in all areas of our activity. We promote similar behavior along the entire value chain. Selection of our suppliers is based on (i) the competitiveness of their products and services, and (ii) their adherence to social, ethical and environmental principles that include maintaining the highest standards of quality and taking care of the communities in which we do business. Our Global Responsible Purchasing Guidelines (“GRPG”), which new and renewing suppliers are required to sign, specifically outlines Stellantis’ expectations of its suppliers with respect to social principles, including human rights and labor issues, environmental principles, compliance with laws, and ethical principles, and specifically addresses conflict minerals principles. Relevant excerpts from the GRPG are set forth below.

Foreword
1. The group of Stellantis companies (“Stellantis”) considers collaboration with the supply chain an integral part of its success. Stellantis strives to operate as an integrated team with our suppliers. The selection of suppliers is based not only on the quality and on the competitiveness of their products and services, but also on their adherence to the social, ethical and environmental principles set forth in these Global Responsible Purchasing Guidelines (the “Guidelines”). Your agreement to comply with these Guidelines is a prerequisite to becoming or continuing to be a supplier to Stellantis (a “Supplier”).

2. When signed, these Guidelines will bind the company signing these Guidelines and any subsidiary under its control with respect to the goods and/or services that it provides to Stellantis.
….

•Risk Assessments and Risk-based Due Diligence
4. Supplier agrees to carry out risk-based due diligence to address its salient human rights and environmental risks, adopting and maintaining effective risk management systems in alignment with these Guidelines. With respect to the goods and/or services that Supplier delivers to Stellantis, Supplier confirms to have processes in place to prevent, detect, investigate, mitigate, and remediate any non-compliance with the requirements set forth in these Guidelines, working with potentially affected stakeholders as appropriate.

5. In addition, Supplier agrees to carry out a regular, questionnaire-based assessment of its social and environmental performance by independent third-party providers designated by Stellantis specializing on ESG assessments. The assessment covers, amongst others, the following topics: environment, labor practices, working conditions, business ethics and sustainable procurement. Supplier understands that low assessment ratings may result in audits, corrective action plans or other relevant measures.

•Appropriate Grievance Reporting Mechanisms
6. Supplier commits to implement grievance mechanisms (e.g., a whistleblowing line) accessible to its employees, business partners, and the public to allow Supplier’s employees, business partners, and the public to express concerns about potential violations of law, internal policies, human rights and conflicts of interest without fear of intimidation, harassment, retaliation, or violence. Stellantis’ grievance mechanism is the Stellantis Integrity Helpline, which is available to employees, business partners and the public worldwide, via telephone or web at www.integrityhelpline.stellantis.com.

•Compliance Management and Controls
….

8. In the event a Supplier materially fails to comply with the requirements of these Guidelines or does not align with their principles, Stellantis may request supplier to define and implement necessary corrective actions in a timely manner.
Stellantis reserves the rights to suspend temporarily or terminate its relationship with the supplier, if: (i) the corrective action plan is not designed to correct the non-compliance in a reasonable timeline or in a reasonable manner, and/or (ii) Supplier fails to meet its obligations under the corrective action plan without reasonable and timely justification, and/or (iii) Supplier fails to cooperate in the formulation or implementation of the corrective action plan.

The GRPG goes on to outline expectations regarding compliance with ethical principles relevant to Conflict Minerals:

•Supply Chain Management
….

10. To identify and mitigate risks in the supply chain, the Supplier subject to Section 32(d) below, agrees to disclose information that is requested by Stellantis in relation to Stellantis’ legal or regulatory obligations (e.g., battery regulation, ESG regulations, deforestation regulation, forced labor regulations, etc.) or to perform its risk-based due diligence. Supplier shall undertake specific actions to develop and assure supply chain transparency with its lower tiers for designated materials. This may include providing Stellantis detailed information regarding lower-tier suppliers up to the source of origin, if needed (including but not limited to their names, locations, and other relevant details), documentation substantiating business transactions along the supply chain and other information that may be relevant for regulatory compliance.

•Prohibited Practices
29. Supplier will abstain from conducting, directly or indirectly, any form of torture, cruel, inhuman or degrading treatment practices, war crimes, crimes against humanity, support of non-state armed groups in any activity related to the supply of goods or services to Stellantis, including but not limited to the extraction, transportation, distribution and sale of minerals, or other serious violations of international law.

•Responsible Procurement of Raw Materials and Minerals
31. At Stellantis, we recognize the significant impact that raw material and mineral supply chains can have on both people and the environment. It is therefore essential for all parties to give special attention to the products using these raw materials in their supply chains. We place a high emphasis on responsible procurement processes that ensure transparency regarding the origin of substances, particularly those sourced from conflict-affected and high-risk areas (CAHRA).

Stellantis expects suppliers to adhere to their due diligence obligations as outlined in the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.” This includes ensuring transparency on smelters and refineries involved in the processing of tin, tungsten, tantalum, and gold. In this context we also require the submission of any information necessary to comply with current applicable laws and regulations (e.g., Dodd Frank Act, EU conflict mineral regulation) via the latest version of the Conflict Minerals Reporting Template (CMRT form) as provided by the Responsible Minerals Initiative (RMI).

•Compliance with Laws, Regulations and Policies
32. Supplier acknowledges its obligation to comply with the laws that apply to Supplier and with the provisions of its contracts with Stellantis regarding compliance with laws. Without limiting such obligation, Supplier agrees to the following:

….

(c) Prohibited Substances. In addition to complying with laws that require traceability of substances of concern for the protection of health or the environment, Supplier will consider substances subject to restriction by draft regulations as well as any requirements to address their substitution with viable alternatives (for example, Stellantis has already set up dedicated action plans to address European Universal REACH PFAS restriction proposals and European Taxonomy regulation on targeted new vehicle programs).
d) Export Controls and Economic Sanctions. Supplier is aware of the fast changing regulatory environment of export controls and economic sanctions (collectively “Export Controls Laws”) and has put in place systems and controls to comply with Export Controls Laws. Supplier will not violate, and will not cause Stellantis to violate, any Export Controls Laws. Supplier will notify Stellantis immediately if it, or if any of the owners of 50% or more of its ownership interests, become restricted under Export Controls Laws. Upon Stellantis’ request, Supplier will conduct best efforts to provide to Stellantis the information necessary for Stellantis to comply with Export Controls Laws, such as Export Control Classification Number (ECCN), and percent (%) of regional/country content. Supplier will, if necessary, provide documentation to government agencies as may be required by such agencies if necessary for Stellantis to comply with applicable law.

The full GRPG can be found at the following link:

https://www.stellantis.com/content/dam/stellantis-corporate/group/governance/corporate-regulations/global-responsible-purchasing-guidelines.pdf

1.2 Internal Management

The Stellantis Conflict Minerals program, led by the purchasing organization, is managed by regional and subsidiary conflict minerals team members. A global lead provides overall program management and consolidation direction to ensure that corporate obligations are fulfilled. Conflict mineral supplier submission status is tracked and communicated by the purchasing organization to ensure that any needed escalation efforts are deployed quickly. The global purchasing commodity leads are involved in escalation activities with the supply base, as needed, to reinforce the importance of providing due diligence evidence to support Stellantis’ legal requirements. In addition, a cross-functional team, including representatives from materials engineering, legal and purchasing, provide expertise and feedback as required.

1.3 Control and Transparency Systems over Conflict Mineral Supply Chain

Stellantis has continued to take actions to improve supply chain transparency through participation in cross industry collaboration groups and as a member of the Automotive Industry Action Group (“AIAG”).

As part of the Stellantis general terms and conditions, upon request, supplier partners are required to disclose the content and origins of conflict minerals contained in the product provided. Additional control systems in place include a dedicated e-mail address for conflict minerals information, supplier response retention program implemented by a third-party provider and smelter outreach program through AIAG and RMI. Stellantis’ process for responding is aligned with the “CM-3 Guide to Conflict Minerals Reporting to the Automotive Industry” document through AIAG, which lays out procedures across the automotive sector for a uniform central system to implement 3TG supply chain compliance.

1.4 Supplier Engagement

In addition to direct communication, as well as feedback provided to suppliers through the use of third party administrative services, Stellantis participates in the AIAG Responsible Materials Work Group, which offers complimentary training.

In an effort to increase response rates and the quality of information reported from suppliers, in 2025 Stellantis offered a supplier training course in collaboration with its third party provider. This training included instructions to suppliers regarding development of their own conflict minerals compliance program, the process for properly responding to the CMRT and methods for engagement with their own supply base.

Stellantis actively participates in AIAG, including reviewing and providing feedback regarding potential updates in the AIAG guidelines for the automotive supply base. In addition, Stellantis continues to survey its supply chain and, through its participation in AIAG and collaboration with subject‑matter experts in AIAG working groups, to assess how AIAG members, including Stellantis, can support more efficient and effective reporting.

1.5 Grievance Mechanism

Stellantis continues to maintain and foster the utilization of direct and anonymous grievance procedures whereby employees, suppliers, clients and other stakeholders can report concerns about and/or violations of its policies. The Integrity Helpline is managed by an independent provider ensuring a high level of confidentiality and is available 24 hours a day, seven days a week.

Access to the Integrity Helpline is available at the following link:
http://www.integrityhelpline.stellantis.com/

2. Identify and Assess Risks in the Supply Chain

In addition to the due diligence processes discussed above, Stellantis used a web-based reporting tool, along with third party administrative services and CMRT tools to request Stellantis’ in-scope direct suppliers to report their use of 3TG, the processing smelter or refiner and the country and mine of origin to the extent known by the suppliers. Given that Stellantis identified its in-scope suppliers through the IMDS as supplying products that contain 3TG, if a supplier’s response indicated that its products do not include 3TG, the supplier was asked to confirm this information as well as provide comments to substantiate such claim.

Each supplier response was reviewed to ensure completeness and consistency. Suppliers who submitted incomplete surveys were provided an automated feedback communication, indicating the area of concern and a request to update and resubmit the survey. Any duplicate smelters or refineries were removed.

Each supplier CMRT smelter list was analyzed against the Responsible Minerals Assurance Process (“RMAP”) smelter list to confirm the status of the supplier-identified smelters and refiners. When discrepancies were detected, the list of concerns were transmitted to suppliers with a request to take action to verify smelter information.

2.1 Industry Driven Programs

As an active participant in various AIAG work groups and sub-groups, Stellantis works closely with other original equipment manufacturers (“OEMs”) and suppliers, meeting regularly to facilitate comprehensive and efficient compliance with conflict minerals regulations. In 2025, Stellantis continued to co-chair of the Responsible Materials Work Group which brings together suppliers, OEMs and service providers to understand the impact of the Rule and support implementation across the automotive supply chain.

Additionally, Stellantis is a member of the RMI, an industry program that helps manage risk by improving supply chain transparency regarding conflict minerals and other emerging minerals and materials of potential risk. RMI is actively involved with auditing and validating the conformance of smelter and refiners with the OECD Guidance. As a member of RMI, Stellantis is able to utilize the conformant and active smelter and refiner list developed through the RMAP process as part of its due diligence practices.

3. Design and Implement a Strategy to Respond to Risks

Stellantis’ strategy for responding to risks identified in its supply chain has two core components. First, the GRPGs, discussed above, promote responsible sourcing from conflict affected and high-risk areas. Additionally, Stellantis’ standard terms and conditions impose a duty on Stellantis suppliers to provide information regarding the smelters and refiners in their supply chain. Second, while all in-scope direct suppliers are requested to respond to the survey, the suppliers representing a significant majority of Stellantis’ procurement activities are targeted and these suppliers are prioritized within an internal escalation process. In 2025, Stellantis, with assistance from its service provider, continued to include a “Smelter of Interest” campaign, whereby additional due diligence was automatically requested of any in-scope supplier having a response with at least one high risk smelter or refiner. Stellantis was also added as a recognized supporter of the Smelter Outreach Initiative, a program conducted by a third party service provider, which is intended to engage industry recognized operational smelters and foster the voluntary participation of such smelters in an additional smelter audit.

4. Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
Stellantis is a member of RMI and supports the RMAP, which performs independent third-party audits of smelters and refiners. Stellantis does not have a direct relationship with 3TG smelters or refiners and does not perform or direct audits of these entities within our supply chain.

5. Report Annually on Supply Chain Due Diligence

This report is filed with the SEC and is publicly available at: https://www.stellantis.com/en/investors/reporting/sec-filings

Due Diligence Results:

Survey Responses

Survey responses were reviewed upon receipt against set criteria and in accordance with Stellantis’ internal processes to identify any need for further engagement with our suppliers through contracted third-party services. Stellantis also worked directly with suppliers to obtain accurate and complete responses. However, Stellantis’ survey process faces various fundamental challenges which result in the inability to conclusively determine the origin of all 3TG that is in our products.

First, certain Stellantis direct suppliers treat the identity of their suppliers as proprietary information and are therefore resistant to disclosing specific information regarding the origin of materials in their parts or components.

Second, although Stellantis’ efforts in2025 continued to focus on obtaining high quality responses, supplier responses continue to include non-conformant smelters and refiners or named companies that are not smelters or refiners.

Third, the vast majority of supplier responses received provided data at a company or divisional level. As a result, we cannot be certain that the smelter or refiner names provided by a direct Stellantis supplier, to the extent they are actual smelters or refiners, supplied 3TG for parts and components supplied to us rather than to a different customer of that supplier. Accordingly, we are unable to validate whether specific smelters or refiners are actually in Stellantis’ supply chain.

Efforts to Determine Mine or Location of Origin

The survey provided to our suppliers included a request for mine or location of origin for the 3TG in their parts and components. When a supplier cannot directly obtain information beyond smelter or refiner name, we consult the RMAP and our service provider to determine the country of origin and whether the smelter or refiner has been validated as conflict free. A summary of the mineral country of origin names collected as a result of the survey process is set forth in the Appendix below.

The smelters and refiners in our supply chain are based, and source their raw materials, across the globe. We believe that these smelters and refiners often mix raw materials from different countries to create the smelted or refined 3TG used in our products. Depending on the smelter or refiner’s location, the subject 3TG may be sold to commodity exchanges where smelter or refiner identity is confidential or unknown. Additionally, the total list of smelters and refiners provided by Stellantis’ suppliers greatly exceeded the number of known smelters and refiners and many suppliers included overlapping information.

As discussed above, the responses provided by our in-scope direct suppliers were at the company or division level for all parts or components sent to their customers. Therefore, it cannot accurately be assessed whether a supplier’s listed smelters and refiners were used for the parts or components specifically supplied to Stellantis. Since a direct link between Stellantis products and particular smelters or refiners cannot be established, a delineated list of smelters and refiners has not been provided.

Steps Taken or That Will Be Taken to Mitigate Risk and Improve Due Diligence

We continue to review and monitor our policies, processes and third party providers in an effort to achieve consistent improvement of the analysis of survey data and supplier compliance. We plan to implement identified improvements to our due diligence processes and risk management activities to enhance the quality of information we receive and improve our ability to determine the source and chain of custody of 3TG in our supply chain. Stellantis will also continue to monitor global regulations and be prepared to make adjustments and modifications to our reporting processes to meet new requirements relating to responsible sourcing, as they become applicable.

Appendix
Country of Origin

Based on the survey results, the 3TG contained in our products may have originated from mines located in the countries listed below. However, as a result of the limitations described in “Efforts to Determine Mine or Location of Origin” above, inclusion of a particular country in this list does not necessarily indicate that Stellantis products contain 3TG sourced from mines located in that country.

Albania	Guinea	Russian Federation
Andorra	Guyana	Rwanda
Angola	Honduras	Saudi Arabia
Argentina	Hong Kong	Senegal
Armenia	Hungary	Serbia
Australia	India	Sierra Leone
Austria	Indonesia	Singapore
Azerbaijan	Ireland	Slovakia
Belarus	Israel	Solomon Islands
Belgium	Italy	South Africa
Benin	Japan	South Sudan
Bermuda	Jersey	Spain
Bolivia (Plurinational State of)	Kazakhstan	Sudan
Botswana	Kenya	Suriname
Brazil	Korea	Sweden
Bulgaria	Kyrgyzstan	Switzerland
Burkina Faso	Liberia	Taiwan, Province of China
Burundi	Liechtenstein	Tajikistan
Cambodia	Lithuania	Tanzania
Canada	Luxembourg	Thailand
Central African Republic	Madagascar	Turkey
Chile	Malaysia	Uganda
China	Mali	United Arab Emirates
Colombia	Mauritania	United Kingdom
Congo	Mexico	United States of America
Cyprus	Mongolia	Uruguay
Democratic Republic of Congo	Morocco	Uzbekistan
Djibouti	Mozambique	Vietnam
Dominica	Myanmar	Zambia
Dominican Republic	Namibia	Zimbabwe
Ecuador	Netherlands
Egypt	New Zealand
El Salvador	Nicaragua
Eritrea	Niger
Estonia	Nigeria
Ethiopia	Norway
Fiji	Oman
Finland	Panama
France	Papua New Guinea
Georgia	Peru
Germany	Philippines
Ghana	Poland
Guatemala	Portugal